

Mail Stop 3030

August 28, 2009

VIA U.S. MAIL AND FACSIMILE (503) 601-6299

Adel Karas
President, Chief Executive Officer, and Chief Financial Officer
Calypte Biomedical Corporation
16290 S.W. Upper Boones Ferry Road
Portland, Oregon 97224

     Re: **Calypte Biomedical Corporation**
           Form 10-K for the year ended December 31, 2008
           Filed April 27, 2009
           File No. 001-32280

Dear Mr. Karas:

We have reviewed your letter dated August 19, 2009 and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2009

1.   We note that you did not file your Form 10-Q for the quarterly period ended June 30, 2009 by the due date. Please tell us when you are planning to file this Form 10-Q.

Representations

2.   Please note that the company should directly provide the three acknowledgements in the form previously requested. This may be done for example by including the acknowledgements from the company as an exhibit to the response letter or providing a separate letter from the company. As such, the company should provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief at (202) 551-3212.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant